

December 30, 2009

By U.S. mail and facsimile to (703) 820-2005

Mr. C. W. Gilluly, President and Chief Executive Officer
Amasys Corporation
625 N. Washington Street, Suite 301
Alexandria, VA 22314

> **RE:** **Amasys Corporation**
> **Form 10-K for the year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 0-21555**

Dear Mr. Gilluly:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2009

Certifications

1. We note your certifications are signed by C.W. Gilluly in the capacity of President and Chief Executive Officer, and that there are no certifications that are signed by a person acting in the capacity of Principal Financial Officer. Please confirm to us whether another individual serves in the capacity of Principal Financial Officer or if Mr. Gilluly serves in that capacity as well. If Mr. Gilluly also serves as the Principal Financial Officer, please ensure that the Section 302 and 906 certifications in future annual and periodic filings, beginning with the December 31, 2009 Form 10-Q, are signed in both capacities, that is, of Chief Executive Officer and Principal Financial Officer. If another person serves as Principal Financial Officer, please amend your Form 10-K and September 30,

2009 Form 10-Q to include the Section 302 and 906 certifications of that individual, signing in the capacity of Principal Financial Officer.

* * * *

Please respond to this comment by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses our comment. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your response.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have any questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief